Mail Stop 4561
									October 24, 2005

Mr. Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc.
16295 N.W. 13th Avenue
Miami, FL 33169

      Re:	Miller Industries, Inc
		Form 10-KSB for Fiscal Year Ended April 30, 2005
		Filed September 19, 2005
		File No. 1-05926

Dear Mr. Napolitano:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8A. Controls and Procedures, page 9
1. We note your statement that your chief executive officer and your chief financial officer "concluded that the Company`s disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

2. Please revise to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.

Item 13. Exhibits, Financial Statement Schedules and Reports on
Form
10-KSB, page 13

3. Please revise your certification filed as exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-
B.  Refer to Management`s Report on Internal Control over
Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm> for guidance.

Note C - Income Taxes, page 25

4. Please explain to us how you evaluated the various factors addressed in paragraphs 20 through 25 of SFAS No. 109 when determining that only $76,000 and $44,000 of your deferred tax asset is more likely than not to be realized as of April 30, 2005 and 2004, respectively. We note from review of this document and previous filings that you have generated positive earnings in each of the past five years.

Form 10-QSB for the Fiscal Quarter Ended July 31, 2005

5. Please tell us when you intend to file your Form 10-QSB for the fiscal quarter ended July 31, 2005, which was due on September 14, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Angelo Napolitano
Miller Industries, Inc.
October 24, 2005
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